Filed by Telewest Global, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities and Exchange Act of 1934

Subject Company: Telewest Global, Inc.

Commission File No. of Telewest Global, Inc.: 000-50886

This filing consists of certain communications made in connection with the announcement of an Amended and Restated Agreement and Plan of Merger, dated as of December 14, 2005, as amended by Amendment No. 1 thereto, among Telwest Global, Inc., NTL Incorporated, Neptune Bridge Borrower LLC, a wholly owned subsidiary of Telewest Global, Inc., and, for certain limited purposes, Merger Sub Inc., a wholly owned subsidiary of NTL Incorporated.

Telewest appoints Malcolm Wall as Chief Executive of Content

We are delighted to announce that Malcolm Wall has been appointed to the newly created role of Chief Executive of Content.

Malcolm has a vast amount of experience in the media and will bring a unique and valuable contribution to our business. His recruitment is an indication of the importance of the content division in Telewest and also for the new company when the merger is completed.

Malcolm, who is the former Chief Operating Officer of United Business Media plc, commences his appointment today, 1 February.

As Chief Operating Officer of United Business Media from 2001, Malcolm was responsible for managing its business publishing, news distribution and market research businesses as well as being on the board of Channel Five. Prior to this he was Chief Executive Officer of United Broadcasting and Entertainment Ltd.

Before starting with United Broadcasting and Entertainment Ltd, Malcolm held a variety of senior management positions at broadcasters including Granada Television, Anglia Television, and Southern Television.

Malcolm will be responsible for the day to day running of Telewest’s content business, driving its development and ensuring a smooth integration in the proposed merger between ntl and Telewest later this quarter.

Legal Disclaimer

Forward Looking Statements

Certain statements in this communication regarding the

proposed transaction between NTL Incorporated (“ntl”) and Telewest Global, Inc. (“Telewest”), the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Telewest’s or ntl’s future expectations, beliefs, goals or prospects constitute forward-looking statements as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995. When used in this document, the words “believe”, “anticipate”, “should”, “intend”, “plan”, “will”, “expects”, “estimates”, “projects”, “positioned”, “strategy”, and similar expressions or statements that are not historical facts, in each case as they relate to ntl and Telewest, the management of either such company or the proposed transaction, are intended to identify those expressions or statements as forward-looking statements. In addition to the risks and uncertainties noted in this document, there are certain factors, risks and uncertainties that could cause actual results to differ materially from those anticipated by some of the statements made, many of which are beyond the control of ntl and Telewest. These include: (1) the failure to obtain and retain expected synergies from the proposed transaction, (2) rates of success in executing, managing and integrating key acquisitions, including the proposed acquisition, (3) the ability to achieve business plans for the combined company, (4) the ability to manage and maintain key customer relationships, (5) delays in obtaining, or adverse conditions contained in, any regulatory or third-party approvals in connection with the proposed transaction, (6) availability and cost of capital, (7) the ability to manage regulatory, tax and legal matters, and to resolve pending matters within current estimates, (8) other similar factors, and (9) the risk factors summarized and explained in our Form 10-K reports and our joint proxy statement / prospectus relating to the proposed merger and related transactions. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed merger of ntl and Telewest or any related transaction. In connection with the proposed merger and related transactions, ntl and Telewest have filed a joint proxy statement / prospectus with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS OF NTL AND TELEWEST ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND RELATED

TRANSACTIONS. The final joint proxy statement / prospectus is being mailed to stockholders of ntl and Telewest on or about January 31, 2006. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus, and other documents filed by ntl and Telewest with the SEC, at the SEC’s web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, and each company’s other filings with the SEC, may also be obtained from the respective companies. Free copies of ntl’s filings may be obtained by directing a request to ntl Incorporated, 909 Third Avenue, Suite 2863, New York, New York 10022, Attention: Investor Relations. Free copies of Telewest’s filings may be obtained by directing a request to Telewest Global, Inc., 160 Great Portland Street, London W1W 5QA, United Kingdom, Attention: Investor Relations.